

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 9, 2016

<u>Via E-mail</u>
Colleen Hennessy
Bank of Montreal
111 West Monroe Street
P. O. Box 755
Chicago, Illinois 60690

     Re: **Vaulted Gold Bullion Trust**
            Registration Statement on Form S-1
            Filed June 6, 2016
            File No. 333-211858

Dear Ms. Hennessy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to describe the risk that the execution price that an investor obtains could differ from the last price quote received. Please also revise your disclosure to discuss generally the expected time period between an investor placing an order and the trade being executed, as well as the potential movement in price during this time period.

2. Please revise your disclosure throughout to clarify that the public offering price for each Gold Deposit Receipt will be based on the spot price for one troy ounce of Gold Bullion at the time of purchase.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Anna T. Pinedo, Esq. (via E-mail)
       Morrison & Foerster LLP